FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2005

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
 4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Press Release: Syngenta to adopt new and revised accounting standards

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:

# # #

Item 1

Syngenta International AG Media Office CH-4002 Basel Switzerland Telephone: +41 61 323 23 23 Fax: +41 61 323 24 24 www.syngenta.com

Media Release

Syngenta to adopt new and revised accounting standards

Basel, Switzerland, 18 January 2005

In accordance with changes to IFRS and IAS Syngenta has adopted several new or revised accounting standards. In order to facilitate comparison, the 2004 full year results (to be released on 10 February) will be shown in relation to the adjusted 2003 figures described below and in the attached tables.

  IFRS 2

  IFRS 2, which relates to share-based compensation, was adopted from 1 January 2004.

  IAS 21 (Revised December 2003)

  The revised IAS 21 was adopted from 1 January 2004. Unrealized exchange differences on certain inter-company funding are no longer recognized directly in shareholders equity and are now recognized in the income statement.

  IFRS 3

  IFRS 3, which relates to business combinations, was adopted from 1 January 2005. Goodwill arising on all previous acquisitions, including the Seeds acquisitions completed in 2004, will no longer be amortized. In accordance with IFRS 3, the amortization charged on this goodwill for 2004, 2003 and earlier years has not been revised for this change.

  IFRS 5

  The divestment of Syngenta’s 75% stake in Swiss chemical company SF Chem was completed 1 October 2004. Under IFRS 5, which was adopted in 2004, the results of SF Chem have been re-presented in the adjusted figures to show SF Chem as a discontinued operation from 2003.

  Royalties

  Royalty income and expense has previously been recognized within general and administrative expenses. Royalty income is now recognized as Sales, and royalty expense is included in Cost of Goods Sold. The 2003 consolidated income statement has been re-presented on the new basis.

  Reallocation of Trait Development Costs to Seeds

  Following the acquisition of Garst and Golden Harvest, corn and soybean trait development expenditure has been transferred to Seeds, where future revenues will be realized; these costs have been reallocated from Plant Science to Seeds with retrospective effect.

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection, and ranks third in the high-value commercial seeds market. Sales in 2003 were approximately $6.6 billion. Syngenta employs some 19,000 people in over 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT). Further information is available at www.syngenta.com.

Media Enquiries:	Switzerland:	Markus Payer	Tel: +41 (61) 323 2323
	USA:	Sarah Hull	Tel: +1 (202) 347 8348

Analysts/Investors:	Switzerland:	Jonathan Seabrook	Tel: +41 (61) 323 7502
		Jennifer Gough	Tel: +41 (61) 323 5059
	USA:	Rhonda Chiger	Tel: +1 (917) 322 2569

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefore.

Adjusted 2003 Full Year Condensed Consolidated Income Statement

	2003 Reported $m	Divestment of SF Chem $m	Reclass’n of Royalties $m	IFRS 2 $m	IAS 21 $m	2003 Adjusted $m

Sales	6578	(88)	35			6525

Gross profit	3285	(17)	9			3277
Marketing and distribution	(1204)	11				(1193)
Research and development	(727)	1				(726)
General and administrative	(645)	(2)	(9)	(18)		(674)

Operating income	709	(7)		(18)		684

Income from associates & joint ventures	(1)					(1)
Net financial expense	(134)				(4)	(138)
Income before taxes & minorities	574	(7)		(18)	(4)	545
Income tax expense	(207)	1		3	1	(202)

Net income
excluding restructuring, impairment
& discontinued operations	367	(6)		(15)	(3)	343
Restructuring, impairment &
discontinued operations	(95)	6				(89)

Net income	272			(15)	(3)	254
Attributable to:
Syngenta AG shareholders	268			(15)	(3)	250
Minority interests	4					4

Earnings per share excluding restructuring, impairment & discontinued operations
Basic	$3.57	(0.04)		(0.15)	(0.03)	$3.35
Diluted	$3.56	(0.04)		(0.15)	(0.03)	$3.34

EBITDA	1219	(21)		(18)		1180

Unaudited Adjusted 2003 Full Year Product Line and Regional Sales

	2003 Reported $m	2003 Adjusted $m

Syngenta	6578	6525

Crop Protection	5507	5421
Seeds	1071	1104

Crop Protection: Product line

Selective herbicides	1717	1717
Non-selective herbicides	616	616
Fungicides	1438	1438
Insecticides	960	960
Professional products	642	642
Others	134	48

Total	5507	5421

Crop Protection: Regional

Europe, Africa & Middle East	2053	1978
NAFTA	1853	1848
Latin America	750	748
Asia Pacific	851	847

Total	5507	5421

Seeds: Product line

Field crops	570	598
Vegetables & flowers	501	506

Total	1071	1104

Seeds: Regional

Europe, Africa & Middle East	538	565
NAFTA	394	400
Latin America	79	79
Asia Pacific	60	60

Total	1071	1104

Unaudited, Adjusted 2003 Full Year Segmental Results
(excluding restructuring, impairment and discontinued operations)

Syngenta	2003 Reported $m	2003 Adjusted $m

Sales	6578	6525

Gross profit	3285	3277
Marketing and distribution	(1204)	(1193)
Research and development	(727)	(726)
General and administrative	(645)	(674)

Operating income	709	684

EBITDA	1219	1180

EBITDA (%)	18.5	18.1

Crop Protection	2003 Reported $m	2003 Adjusted $m

Sales	5507	5421

Gross profit	2724	2709
Marketing and distribution	(927)	(916)
Research and development	(454)	(453)
General and administrative	(563)	(582)

Operating income	780	758

EBITDA	1239	1203

EBITDA (%)	22.5	22.2

Seeds	2003 Reported $m	2003 Adjusted $m

Sales	1071	1104

Gross profit	561	568
Marketing and distribution	(275)	(275)
Research and development	(127)	(164)
General and administrative	(59)	(70)

Operating income	100	59

EBITDA	146	105

EBITDA (%)	13.6	9.5

Plant Science	2003 Reported $m	2003 Adjusted $m

Sales	-	-

Gross profit	-	-
Marketing and distribution	(2)	(2)
Research and development	(146)	(109)
General and administrative	(23)	(22)

Operating income	(171)	(133)

EBITDA	(166)	(128)

EBITDA (%)	n/a	n/a

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	January 18, 2005	By:	/s/ Damian Heller

			Name:	Damian Heller
			Title:	Company Secretary

		By:	/s/ Otto Schürmann

			Name:	Otto Schürmann
			Title:	Financial Compliance Manager